UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group is providing the following updates on its various legal cases:

Following the Company being granted a stay of the Preliminary Injunction (PI) pending appeal on May 6, 2025, and the filing of the Company’s RICO case against Michael Moe (Moe) and Peter Ritz (Ritz), the Company received written notice from King & Spalding LLC of their intention to withdraw as counsel representing LZGI, Moe & Ritz and requesting the Company’s consent, which the Company granted. On June 3, 2025, King & Spalding LLC filed a motion with the United States District Court Southern District of New York (SDNY) to withdraw appearance of counsel for LZGI, Moe and Ritz, citing “irreconcilable differences”, and including Genius Group’s consent to their withdrawal. (Case No 1:24-cv-08464)

On June 3, 2025, King & Spalding LLP also filed a letter with the International Chamber of Commerce (ICC) Secretariat notifying them of their withdrawal as counsel for LZGI in the arbitration case between the Company and LZGI related to the Asset Purchase Agreement between the Company and LZGI.

On June 2, 2025, the Florida Southern District Court issued summonses for defendants Ritz, Moe, Michael Carter and John Clayton in the Company’s RICO complaint (Case No: 1:25-cv-21496). The RICO complaint seeks to recover $750 million in treble damages from the defendants for alleged racketeering, mail fraud, wire fraud, and extortion.

Genius Group and our CEO, Roger Hamilton, are also contributing to the shareholder fraud case brought against Moe and Ritz by LZGI shareholders in the Eleventh Circuit Court of Florida (Case No: 2024-019773-CA-01). On May 9, 2025, the plaintiffs filed an emergency motion for the removal of Ritz and Moe as Directors of LZGI. The motion included an affidavit by Roger Hamilton and a transcript of the recorded meeting between officers of Genius Group and Ritz on February 27, 2025. The plaintiffs have filed a further reply in support of the Emergency Motion on May 27, 2025, and have filed a notice of intent to file subpoenas on LZGI banks for LZGI’s bank records. The Court already entered judicial default against Ritz, Moe and LZGI in relation to the case on January 26, 2025. Our current legal cases are being handled by attorney Mark R. Basile and his law firm, The Basile Law Firm P.C. out of his offices located in New York and Naples Florida.

Furthermore, in relation to the Company’s lawsuit alleging naked short selling and evidence of spoofing, Wes Christian of Christian Attar has provided the Company with an update that the legal team is in the process of completing the investigation and updated damages report and anticipates the lawsuit will be filed in the coming weeks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: June 5, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)